TITAN TRADING ANALYTICS INC.
602 West Hastings St., Suite 500
Vancouver, B.C.
V6B 1P2
Telephone: 604-684-3410
Facsimile: 604-899-1240

Titan Trading Announces First Quarter Results

VANCOUVER, April 1/CNW – Titan Trading Analytics Inc. (TTA: TSX-VEN; TITAF: OTC-BB) is pleased to announce its unaudited financial results for its fiscal year 2004 first quarter ended January 31, 2004.

Titan incurred a net loss of $194,847 for the three month period ended January 31, 2004, as compared to a loss of $5,429 for the comparative fiscal quarter ended January 31, 2003 during which time the Company had temporarily ceased active operations.

The Company recorded $129,500 of share compensation expense in its fiscal quarter ended January 31, 2004 due to application of the Black-Scholes option pricing model. Excluding the effect of this share compensation expense Titan incurred a net loss of $65,347 for the quarter, again as compared to $5,429 in the prior year. The increase in net loss in the first quarter of the fiscal 2004 year as compared to the first quarter of the 2003 fiscal year reflects the reactivation of the Company’s software development and business development activities.

Software and subscription sales decreased in the first quarter of fiscal 2004 to nil from $2,598 in the first quarter of fiscal 2003, reflecting Titan’s change in business model away from internet subscriptions.

During the quarter, the Company commenced a non-brokered private placement round. As disclosed by news release dated March 19, 2004, the Company received subscriptions for 2,452,000 units at $0.10 each of which $50,000 was received prior to the close of the Company’s first quarter for its 2004 fiscal year.

Subsequent to quarter end, the Company announced by news release dated March 15, 2004 that it had entered into a Letter of Intent with Wolverton Securities, a Western Canada full-service brokerage house based in Vancouver, towards providing Wolverton with the use of trading software in which Titan holds an exclusive use license and a revenue interest.

On behalf of the Board
"Dr. Ken Powell"
Chairman and President

For further information please contact Jim Porter, Chief Financial Officer and Director at (778) 883-4395 or refer to the Company’s website at http://www.titantrading.com. The Company’s quarterly report may be viewed on the SEDAR database, found at http://www.sedar.com.

THE TSX VENTURE EXCHANGE HAS IN NO WAY PASSED UPON THE MERITS OF THE CONTENTS AND HAS NEITHER APPROVED NOR DISAPPROVED OF THE CONTENT OF THIS RELEASE. THE COMPANY RELIES ON LITIGATION PROTECTION FOR FORWARD-LOOKING STATEMENTS.